United States Securities and Exchange Commission Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Pursuant to Rule 14a-103

Name of the Registrant: Walmart, Inc.

Name of persons relying on exemption: Zevin Asset Management, LLC.

Address of persons relying on exemption: 2 Oliver Street, Suite 806, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

May 24, 2021

To Walmart Shareholders:

Zevin Asset Management, LLC, a registered investment advisor, seeks your support1 for Item 5—Report on Lobbying Disclosures—on the Walmart, Inc. (“Walmart” or “the Company”) 2021 proxy ballot.

The proposal requests Walmart to prepare a report, to be updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2.	Payments by Walmart used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3.	Description of management and the Board’s decision-making process and oversight for making payments described above.

The concern for investors is that although Walmart has a large lobbying footprint, a complete picture of its spending to influence public policy, including payments to third-party groups and unreported grassroots lobbying, is unavailable for shareholders. More broadly, the attack on the U.S. Capitol and the “Big Lie” challenging the validity of the election results has revealed an entirely new level of reputational risk for corporate lobbying (and political) expenditures, particularly to third-party groups.

Walmart's public disclosures demonstrate that it has spent over $73 million on federal lobbying since 2010, and $6.4 million in 2020 alone. Walmart also does provide some shareholder reporting of its state lobbying.2 However, Walmart’s indirect lobbying disclosures are incomplete. We believe Walmart needs to bolster its corporate political responsibility by increasing its indirect lobbying activities disclosure, particularly its undisclosed payments to trade association and so-called social welfare organizations (501(c)(4)s), which are used to influence public policy, at both a federal and at a state level.

1. This is not a solicitation of authority to vote your proxy and Zevin Asset Management, LLC will not accept proxies if sent. Zevin Asset Management, LLC urges shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Zevin Asset Management, LLC.

2 https://stock.walmart.com/investors/esg-investors/

1.	Corporate Reputation Warrants Protection as an Important Component of Shareholder Value

According to a Conference Board study from 2007, companies with a higher reputation rank perform better financially than lower ranked companies. Executives also find it is much harder to recover from a reputational failure than to build and maintain reputation.3 More recently, the 2018 Reputation Dividend Report estimates that “corporate reputation is now directly responsible for an average of 38 percent of market capitalization across the FTSE 100 & 250.”4 Furthermore, the Ipsos Global Reputation Centre research across 31 countries shows conclusive proof of the relationship between a good reputation and better business efficiency.5

A 2014 Deloitte survey found 87 percent of executives rated reputation risk as more important or much more important than other strategic risks their companies are facing, and 88 percent said their companies are explicitly focusing on managing reputation risk.6 In its 10-K, Walmart acknowledges its reputation as an important corporate asset in its list of risk factors that could adversely affect shareholder value, noting “changes in and/or failure to comply with other laws and regulations specific to the environments in which we operate could materially adversely affect our reputation.”7 Clearly, corporate reputation has significant impact on shareholder value.

2.	Walmart Needs to Commit to Transparency on Lobbying and Undisclosed Grassroots Activity in the Wake of the Capitol Insurrection

After January 6, Walmart announced it was “indefinitely suspending contributions to those members of Congress who voted against the lawful certification of state electoral college votes.”8 The question being asked is whether company responses are simply emergency measures to repair reputational damage, or something more lasting.9 In response, investors are asking companies to commit to corporate political responsibility by disclosing their lobbying, including all political spending by nonprofit organizations that are not required to disclose their donors.10 11

3 “Reputation Risk,” The Conference Board, 2007, p. 6.

4 https://www.provokemedia.com/research/article/link-between-corporate-reputation-market-value-strengthens-study

5 https://www.ipsos.com/sites/default/files/ct/publication/documents/2018-05/unlocking_value_of_reputation-may_2018.pdf

6 “2014 Global Survey on Reputation Risk,” Deloitte, p. 4.

7 Walmart 2020 Form 10-K, March 19, 2021, p. 23.

8 “Walmart halts political donations to lawmakers who voted against Biden win,” Washington Post, January 12, 2021, at https://www.washingtonpost.com/business/2021/01/12/northrop-grumman-political-donations-riots/.

9 https://www.newyorker.com/business/currency/corporate-america-reckons-with-its-role-enabling-trump.

10 https://www.iccr.org/wake-jan-6-investors-call-companies-re-evaluate-whether-corporate-political-spending-companys-or.

11 OpenSecrets.org, (Business Roundtable - 2020: $16,970,000; Food Industry Association (FMI) - 2020: $1,110,000; National Retail Federation - 2020: $6,465,000; Retail Industry Leaders Association - 202: $2,010,000; U.S. Chamber of Commerce - 2020: $81,910,000), accessed May 15, 2021.

3.	A Blind Spot: Walmart Lags its Peers in Disclosing Trade Association Involvement

•	Corporations contribute millions to trade associations that lobby indirectly on their behalf. Trade associations spend hundreds of millions on lobbying. For example, the U.S. Chamber of Commerce spent more than $1.6 billion on federal lobbying since 1998.

•	Walmart shareholders face a trade association blind spot, as Walmart fails to disclose its trade association memberships, and does not disclose its trade association payments, nor the portions used for lobbying, as requested by the proposal.

•	Our research found that Walmart is a member of the Business Roundtable (BRT), Consumer Goods Forum, Food Industry Association (FMI), National Retail Federation (NRF), Renewable Energy Buyers Alliance, Retail Industry Leaders Association, Seafood Task Force, State Government Affairs Council, State Privacy and Security Coalition and the U.S. Chamber of Commerce.

•	The BRT, NRF and Chamber spent over $105 million on federal lobbying for 2020,[12] yet shareholders have no way to know how much of this is comprised of Walmart’s payments.

•	At the state level, we found 16 examples of Walmart trade association memberships. Walmart serves on the boards of the Arizona Retailers Association, California Retailers Association, Georgia Retail Association, Louisiana Retailers Association, North Dakota Retailers Association, New Mexico Retail Association, Mississippi Retail & Grocers, Oregon Business & Industry Association, South Carolina Retail Association, Washington Retail Association and West Virginia Retailers Association. Walmart also belongs Arkansas Grocers & Retail Merchants Association, Idaho Retailers Association, Indiana Retail Council, the Montana Retail Association, Texas Retailers Association.[13]

13 Arizona Retailers Association (board): https://www.azretailers.com/what-is-ara.html; Arkansas Grocers & Retail Merchants Association: http://agrma.org/; California Retailers Association (officers): https://calretailers.com/cra-leadership/; Georgia Retail Association (board): http://www.georgiaretail.org/index.php/about-us/advisory-board; Idaho Retailers Association: http://www.idahoretailers.org/; Indiana Retail Council: https://indianaretailers.org/; Louisiana Retailers Association (board): https://www.laretail.org/information; Montana Retail Association: https://www.mtretail.com/mt-retail-association-members; North Dakota Retailers Association (board): https://www.ndretail.org/?page_id=9; New Mexico Retail Association (board): http://www.nmretailassociation.com/board-of-directors.aspx; Mississippi Retail & Grocers (board): https://msrga.com/about-us/; Oregon Business & Industry Association (board): https://oregonbusinessindustry.com/board-of-directors/; South Carolina Retail Association (board): https://scretail.org/about-us-2/board-of-directors/; Texas Retailers Association: https://www.txretailers.org/tra-member-listing; Washington Retail Association (board): https://washingtonretail.org/about-us/meet-our-team/; and West Virginia Retailers Association (board): https://www.wvretailers.com/about/board-leadership.

•	Walmart’s trade association disclosure lags many of its peer group members, which disclose their trade association memberships, payments and the amounts used for lobbying, including Home Depot, Lowe’s, Target and Walgreens Boots Alliance.

4.	Walmart’s Trade Association Lobbying Misalignment Risks on Racial Justice, Climate and Worker Safety

Walmart’s third-party memberships and payments used for lobbying pose reputational risks and long-term sustainable growth risks when the lobbying of these groups contradicts Walmart’s public positions.

•	For example, Walmart pledged $100 million to advance its work on racial equity, including on criminal justice,[14] yet the NRF has opposed state criminal justice reforms and supported harsher anti-shoplifting laws leading to increased incarceration,[15] resulting in negative press over criminal justice reform hypocrisy.[16]
•	Walmart conducts several activities, and has commitments to, addressing climate change, yet the Chamber, which Walmart is a member of, undermined the Paris Climate Agreement.
•	Walmart publicly supported COVID-19 efforts, while the Chamber directly lobbied against using the Defense Production Act to speed production of life-saving personal protective equipment for workers.[17]
•	Walmart signed the Business Roundtable Statement on the Purpose of the Corporation[18] to be responsible to all stakeholders, yet the Business Roundtable lobbied to limit the right of shareholders to file resolutions.[19]

5.	Walmart Fails to Provide Comprehensive Dark Money Disclosures

While corporate donations to politicians and traditional PACs have strict limits, their payments to trade associations and 501(c)(4) social welfare nonprofits have no restrictions. This grassroots lobbying does not get reported at the federal level under the Lobbying Disclosure Act, and disclosure is uneven or absent in states, even though it is part of an effort to influence legislation and public policy.20

14 https://corporate.walmart.com/newsroom/2020/06/12/advancing-our-work-on-racial-equity.

15 https://www.citizen.org/article/woke-retailers-criminal-justice-reform-shoplifting-report/.

16 https://www.npr.org/2020/10/16/923844907/when-shoplifting-is-a-felony-retailers-back-harsher-penalties-for-store-theft.

17 https://www.nytimes.com/2020/03/22/us/politics/coronavirus-trump-defense-production-act.html.

18 https://opportunity.businessroundtable.org/wp-content/uploads/2019/08/BRT-Statement-on-the-Purpose-of-a-Corporation-with-Signatures.pdf.

19 https://www.cnn.com/2019/11/08/investing/shareholder-rights-proxy-proposals/index.html.

20 https://www.rollcall.com/2013/03/21/grass-roots-lobbying-tactics-evade-public-eye/.

This means Walmart can give unlimited amounts to third party groups that spend millions on lobbying and often undisclosed grassroots activity. This is frequently referred to as dark money spending. Walmart fails to fully disclose this spending and its involvement with 501(c)(4) organizations.

•	The dark money scandal at FirstEnergy illustrates why investors need disclosure of payments to social welfare groups. FirstEnergy is under investigation for allegedly funneling $60 million through a dark money 501(c)(4) group called Generation Now that was used for bribery in Ohio.[21] In 2018, FirstEnergy had agreed to disclose its trade association lobbying payments but failed to include its payments 501(c)(4)s, leaving a loophole for over $60 million in undisclosed dark money payments.

•	The dark money connections to the Capitol riot further highlight that social welfare groups can impact and pose risks to shareholders. For example, the Rule of Law Defense Fund is a social welfare group that helped organize the protest before the insurrection and is an arm of the Republican Attorneys General Association (RAGA).[22] Walmart reportedly gave RAGA $270,100 in contributions from 2019 - 2020.[23] Shareholders have no way to know if Walmart also made direct contributions to the Rule of Law Defense Fund, because Walmart fails to provide disclosure of its contributions to social welfare groups, which act on its behalf.

6.	Undisclosed Grassroots Lobbying, Trade Association Memberships, and Astroturf Campaigns Present Risks

Across the economy, the undisclosed amounts of lobbying expenditures could be far more than what is being reported in disclosure documents. According to a 2019 study, trade associations and so-called social welfare groups spent $535 million on lobbying in 2017 and as much as another $675 million on unregulated and undisclosed efforts to influence public policy.24 The $675 million that did not qualify as federal lobbying includes many staples of modern influence campaigns, such as strategic consulting, broadcast advertising, media relations, social media posts, and polling — or even the financing of astroturf campaigns. This highlights a large unknown risk for investors. How much is our company spending on undisclosed grassroots lobbying efforts?

21 https://www.energyandpolicy.org/firstenergy-service-company/.

22 https://documented.net/2021/01/republican-attorneys-general-dark-money-group-organized-protest-preceding-capitol-mob-attack/.

23 https://www.exposedbycmd.org/2021/01/11/republican-ags-forever-tied-to-violent-pro-trump-insurrection/.

24 https://theintercept.com/2019/08/06/business-group-spending-on-lobbying-in-washington-is-at-least-double-whats-publicly-reported/.

The well-documented reputational risks of Walmart’s lobbying and its inadequate lobbying disclosure policy highlight the critical need for Walmart to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures and spending details. Walmart is required to collect and report any federal and state lobbying by its trade associations and social welfare groups and therefore already has all of this information, so the data could be readily produced for investors at minimal expense.

We urge you to vote FOR Item 5, the shareholder proposal requesting a report on Walmart’s lobbying expenditures.

Sincerely,

Marcela Pinilla

Director, Sustainable Investing

Zevin Asset Management, LLC

617-742-666

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Zevin Asset Management, LLC is not able to vote your proxies, nor does this communication contemplate such an event. Zevin Asset Management, LLC urges shareholders to vote for Item No.5 following the instructions provided on management's proxy mailing.